EXHIBIT 8.1

List of subsidiaries of Tongjitang Chinese Medicines Company

Wholly-owned subsidiaries

1.	Unisources Enterprises Limited, incorporated in the British Virgin Islands

2.	Guizhou Tongjitang Pharmaceutical Co., Ltd., incorporated in the People’s Republic of China (the “PRC”)

3.	Guizhou Long-Life Pharmaceutical Company Limited, incorporated in the PRC

4.	Qinghai Palante Pharmaceutical Co. Ltd., incorporated in the PRC

5.	Guizhou Jincili Technology Development Co. Ltd., incorporated in the PRC

Partially-owned subsidiaries

1.	Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., incorporated in the PRC

2.	Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., incorporated in the PRC

3.	Guizhou Tongjitang Chinese Medicines Planting Co., Ltd., incorporated in the PRC